SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- ____________)

Copa Airlines To Gain Efficiencies from Use of New Alternate Airport

Panama’s Civil Aviation Authority Certifies Howard Airport As An
International Airport

          PANAMA CITY, Aug. 28 /PRNewswire/ -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), today announced that beginning in October 2006 it will use Howard Airport as its alternate airport. This airport is conveniently located approximately 48 kilometers from Panama City in the former Howard Air Force Base, a US Military Base which was turned over to the Panamanian government in late 1999.

          Before the certification of Howard as an international airport, Copa Airlines’ designated alternate airport was located in Cartagena (Colombia), approximately 480 kilometers from its Hub of the Americas in Panama City.

          “Howard as an alternate airport will represent an important benefit for Copa Airlines in terms of cost savings and operational performance,” commented Captain Larry Ganse - Senior Vice-president of Operations. “The proximity of this airport will enable all Panama bound aircraft to depart with lower fuel requirements, thus improving performance and fuel consumption.” Additionally, it will eliminate the passenger payload restrictions that presently exist on several of Copa’s long haul flights and allow its higher capacity 737-800 aircraft to be used on these routes.

          Copa Airlines, a subsidiary of Copa Holdings (NYSE: CPA), is a leading Latin American provider of passenger service. Copa Airlines currently offers approximately 110 daily scheduled flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental share a strategic alliance partnership that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. For more company information, visit http://www.copaair.com.

          This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the caption “Risk Factors” and “Special Note About Forward- Looking Statements” in the Company’s registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 08/28/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO